Exhibit 99.1

FORM OF Fifth EXTENSION OF letter of Lock-Up Undertaking

Date:

From:	(the “Optionee”)

To:	Regencell Bioscience Holdings Limited (the “Company”)

References are made in this forth extension of the letter of lock-up undertaking (this “Fifth Extension of Lock-Up Undertaking”) to:

1.	An agreement of option to purchase ordinary shares of Regencell Bioscience Holdings Limited dated June 9, 2021, under which the Company granted certain options (the “Options”) to purchase ordinary shares of the Company in the amounts set forth therein;

2.	A letter of lock-up undertaking by the Optionee dated May 6, 2022, under which the Optionee undertook to the Company, within the period of one year and six months immediately following the closing of the initial public offering of the Company, not to, and to procure any entities controlled by the Optionee and any trusts of which the Optionee is a beneficiary not to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any of the Options or shares issued upon exercise of the Options (the “Lock-Up Undertaking”);

3.	A letter of lock-up undertaking by the Optionee dated October 12, 2022, under which the Optionee undertook to the Company to extend the Lock-Up Undertaking for an additional six months (the “First Extension of the Lock-Up Undertaking”);

4.	A letter of lock-up undertaking by the Optionee dated April 19, 2023, under which the Optionee undertook to the Company to extend the Lock-Up Undertaking and the First Extension of the Lock-Up Undertaking for an additional six months (the “Second Extension of the Lock-Up Undertaking”);

5.	A letter of lock-up undertaking by the Optionee dated November 24, 2023, under which the Optionee undertook to the Company to extend the Lock-Up Undertaking for an additional twelve months (the “Third Extension of the Lock-Up Undertaking”),

6.	A letter of lock-up undertaking by the Optionee dated October 30, 2024, under which the Optionee undertook to the Company to extend the Lock-Up Undertaking for an additional fifteen months until April 20, 2026 (the “Fourth Extension of the Lock-Up Undertaking,” and together with the Lock-Up Undertaking, the First Extension of the Lock-Up Undertaking, the Second Extension of the Lock-Up Undertaking and the Third Extension of the Lock-Up Undertaking, the “Lock-Up Undertakings”).

For good and valuable consideration received by the Optionee from the Company, the Optionee hereby agrees to enter into this Fifth Extension of Lock-Up Undertaking to extend the Lock-Up Undertakings for an additional twelve months until April 20, 2027, except that during the term of this Fifth Extension of the Lock-Up Undertaking, the Optionee may offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of up to                % of the Options that have been vested as of the date hereof (and the shares issued upon exercise of such Options).

The laws of New York shall govern the interpretation, validity, administration, enforcement, and performance of the terms of this Fifth Extension of Lock-Up Undertaking, regardless of the law that might be applied under principles of conflicts of laws.

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In Witness Whereof, the Optionee has executed this letter agreement as of the date first set forth above.

_______________________________

Acknowledged by
Regencell Bioscience Holdings Limited

_______________________________

Yat-Gai Au

Chief Executive Officer

Signature Page of Fifth Extension of Letter of Lock-Up Undertaking